Exhibit 21

SUBSIDIARIES OF REGISTRANT

Registrant has no parent; see proxy statement for Registrant’s principal shareholders.  The following are Registrant’s subsidiaries included in the consolidated financial statements:

Name of Subsidiary (Each Owned 100% by Registrant Except as Otherwise Stated)	State or Other Jurisdiction of Incorporation

Castle Concrete Company	Colorado
Continental Catalina, Inc.*	Arizona
Continental Copper, Inc.	Arizona
Continental Quicksilver, Inc.	Idaho
Continental Uranium, Inc.	Colorado
Edens Industrial Park, Inc.	Illinois
McKinney Door and Hardware, Inc.**	Colorado
Phoenix Manufacturing, Inc.	Arizona
ProSoft International, Inc.**	Colorado
Rocky Mountain Ready Mix Concrete, Inc.	Colorado
Transit Mix Concrete Co.	Colorado
Transit Mix of Pueblo, Inc.	Colorado
Williams Furnace Co.	Delaware

* owned by Continental Copper, Inc.

**owned by Transit Mix Concrete Co.